

July 9, 2015

Via E-mail
Ernesto Bautista III
Chief Financial Officer
CARBO Ceramics Inc.
575 North Dairy Ashford; Suite 300
Houston, TX 77079

> **Re: CARBO Ceramics Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **Form 10-Q for the Period Ended March 31, 2015**
> **Filed April 30, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2015**
> **Response Dated June 26, 2015**
> **File No. 1-15903**

Dear Mr. Bautista:

We have reviewed your response dated June 26, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Consolidated Financial Statements

Significant Accounting Policies, page F-9

1.   We note your response to comment four from our letter dated June 12, 2015. We also note that you have identified the second production line at the Millen, Georgia facility to be among your major capital spending projects; therefore, we believe you should disclose the carrying value of these temporarily suspended assets in your exchange act filings,

including your next quarterly filing, and discuss when and under what conditions you expect to resume construction.

Form 10-Q for the Period Ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Policies, page 12

2.   We note your response to comment 10 from our letter dated June 12, 2015. Please address the following:

- You appear to differentiate between idled facilities and mothballed facilities. Tell us and disclose how you define each action, any difference in your accounting for each action and the general time frames you expect each action to last;

- Disclose that, upon mothballing your McIntyre, Georgia facility during the first quarter of 2015, you performed an interim impairment analysis and describe the results of that analysis; and

- Revise your accounting policies to clarify that you continue to record depreciation expense on mothballed and/or idled long-lived assets.

Results of Operations, page 13

3.   We note your response to comment 12 from our letter dated June 12, 2015. In light of the significance of inventory to total assets, recent inventory valuation adjustments, and disclosures indicating that low oil prices are expected to continue for the foreseeable future and will likely negatively impact both pricing and demand for proppants, please revise your disclosures to address the following:

- Clarify if the lower of cost or market inventory adjustment you recorded during the first quarter of 2015 pertained solely to ceramic proppant in China or if you also wrote down other inventory held elsewhere and explain why or why not other inventory held elsewhere was or was not impacted;

- Quantify the amount of total ceramic proppant raw materials and finished goods as of the most recent balance sheet date;

- Explain how you considered the need to evaluate all proppant related inventory for lower of cost or market adjustments as of March 31, 2015;

- Disclose what you intend to do with the $7 million of inventory that remains in China considering your manufacturing facility in China was mothballed during the first quarter of 2015; and

- Refer to Item 305 of Regulation S-K and tell us how you considered the need to provide quantified information about market risks related to changes in the prices of oil and proppants.

Definitive Proxy Statement filed April 1, 2015

Board of Directors, Committees of the Board of Directors and Meeting Attendance, page 9

4.   We note your response to comment 14 of our letter dated June 12, 2015. The disclosure you refer to on page 10 of your proxy statement does not address the policies and procedures for review, approval, or ratification of transactions that would be required to be reported under Item 404(a) of Regulation S-K. Please ensure that you disclose this information in future filings.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief